UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

FX Energy, Inc.

(Name of Subject Company)

FX Energy, Inc.

(Name of Persons Filing Statement)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

302695101

(CUSIP Number of Class of Securities)

David N. Pierce
Chief Executive Officer
FX Energy, Inc.
3006 Highland Drive, Suite 206
Salt Lake City, Utah 84106
Telephone (801) 486-5555
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

with copy to:

Charles H. Still, Jr.
Gary W. Orloff
Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002
Telephone (713) 223-2300

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by FX Energy, Inc., a Nevada corporation (the “Company”) with the Securities and Exchange Commission (“SEC”) on October 27, 2015 (as amended and supplemented from time to time and together with exhibits, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer (the “Offer”) by Kiwi Acquisition Corp., a Nevada corporation (“Merger Sub”) and a wholly-owned subsidiary of ORLEN Upstream Sp. z o.o., a Polish private limited company (“ORLEN Upstream”), to purchase any (subject to the Minimum Tender Condition) and all of the outstanding shares of the Company’s common stock, $0.001 par value (the “Shares”) at a price per Share of $1.15, net to the seller thereof in cash, without interest, and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related form of letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”).  The Offer is described in a Tender Offer Statement on Schedule TO, filed by Merger Sub and ORLEN Upstream with the SEC on October 27, 2015.  The Offer to Purchase and the Letter of Transmittal have been filed as exhibits (a)(1)(A) and (a)(1)(B) respectively to the Schedule 14D-9.

Except as otherwise provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.                     Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing and restating the subsection entitled “Item 8—Additional Information—Certain Litigation” with the disclosure set forth below:

On October 19, 2015, a putative class action lawsuit (Richards v. FX Energy, Inc. et al., Case No. A-15-726409-C) on behalf of shareholders of the Company was filed in the Eighth Judicial District Court of Clark County, Nevada against the Company, each member of the Board, ORLEN Upstream and Merger Sub. The lawsuit alleges that the Board breached their fiduciary duties of loyalty and care by agreeing to sell the Company without first taking steps to ensure that the Company’s shareholders would obtain adequate and fair consideration and by engineering the transaction to benefit themselves and or ORLEN Upstream without regard to the Company’s shareholders. The lawsuit further alleges that the transaction is structured with deal protection devices that preclude other bidders from making successful competing offers. The lawsuit contends that the Company, ORLEN Upstream and Merger Sub knowingly assisted the Board in breaching their fiduciary duties. The lawsuit seeks a declaration that the action is a proper class action and an order requiring the Board to cooperate fully with any entity or person having a bona fide interest in proposing any alternative transactions and to ensure that no conflicts of interests exist between the directors own interests and their fiduciary duties. The lawsuit further seeks an award of the plaintiffs’ damages, costs and reasonable attorneys’ and experts’ fees.

On October 23, 2015, a putative class action lawsuit (Cionti v. FX Energy, Inc. et al., Case No. A-15-726642-C) on behalf of shareholders of the Company was filed in the District Court of Clark County, Nevada against the Company, each member of the Board, ORLEN Upstream and Merger Sub. The lawsuit alleges that the proposed acquisition of the Company by Merger Sub is the product of a flawed process and deprives the Company’s shareholders of the ability to participate in the Company’s long-term prospects. The lawsuit further alleges that, in approving the Merger Agreement, the Board breached its fiduciary duties to the shareholders. The lawsuit contends that the Company, ORLEN Upstream and Merger Sub aided and abetted the Board in breaching their fiduciary duties. The plaintiffs in the lawsuit seek enjoinment of the acquisition of the Company by Merger Sub or, alternatively, rescission of the transaction in the event it is consummated. The lawsuit also seeks an award of the plaintiffs’ costs and disbursements, including reasonable attorneys’ and experts’ fees.

On October 23, 2015, a putative class action lawsuit (Kramer v. FX Energy, Inc. et al., Case No. A-15-726656-C) on behalf of shareholders of the Company was filed in the Eighth Judicial District Court of Clark County, Nevada against the Company, each member of the Board, ORLEN Upstream and Merger Sub.  The lawsuit alleges that the acquisition of the Company by Merger Sub is inadequate in light of the true value of the company, and that the Board has limited its ability to consider competing and better offers under the terms of the Merger Agreement. The complaint additionally alleges that the Board breached its fiduciary duties to the Company’s shareholders to maximize shareholder value.  The lawsuit further alleges that ORLEN Upstream and Merger Sub aided and abetted these alleged breaches of fiduciary duties. The lawsuit seeks enjoinment of the acquisition of the Company by Merger Sub, damages for the plaintiff and the Company’s shareholders, and an award of plaintiffs’ costs and disbursements, including reasonable attorneys’ and experts’ fees.

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On October 26, 2015, a putative class action lawsuit (Roets v. FX Energy, Inc. et al., Case No. A-15-726734-C) on behalf of shareholders of the Company was filed in the District Court of Clark County, Nevada against the Company, each member of the Board, ORLEN Upstream and Merger Sub.  The lawsuit alleges that the transactions contemplated by the Merger and the Offer are the product of a flawed process that deprives the Company’s shareholders of the ability to participate in the Company’s long-term prospects, unreasonably dissuades potential suitors from making competing offers and will not provide the stockholders of the Company with adequate or fair value for their Shares of the Company.  The complaint further alleges that, in approving the Merger Agreement, the Board breached its fiduciary duties to the plaintiff and the class defined therein.  The lawsuit also contends that Merger Sub and ORLEN Upstream aided and abetted the Board in the breach of its fiduciary duties.  The plaintiffs in the lawsuit seek enjoinment of the acquisition of the Company by Merger Sub or, alternatively, rescission of the transaction in the event it is consummated. The lawsuit also seeks damages for the plaintiffs and the Company’s stockholders, and an award of plaintiffs’ costs, including reasonable attorneys’ and experts’ fees.

On October 27, 2015, a putative class action lawsuit (Haworth v. FX Energy, Inc. et al., Case No. 150907699) on behalf of shareholders of the Company was filed in the Third Judicial District Court for Salt Lake County, Utah against the Company, each member of the Board, ORLEN Upstream and Merger Sub. The lawsuit alleges, among other things, that the Board breached its fiduciary duties to the Company’s shareholders through an unfair sale process.  The complaint further alleges the proposed acquisition of the Company by Merger Sub is the product of a flawed process that is designed to ensure the sale of the Company to Merger Sub on terms preferential to the defendants and other Company insiders and to subvert the interests of the plaintiff and the Company’s shareholders.  The complaint also alleges that the Board members are conflicted and serving their own financial interests rather than those of the Company’s other shareholders and that the Offer Price undervalues the Company’s prospects.  The complaint further alleges that deal protection devices guarantee that Merger Sub and ORLEN Upstream would not lose a superior position and that the Offer is coercive.  The lawsuit contends that the Company, ORLEN Upstream and Merger Sub aided and abetted the Board in breaching their fiduciary duties.  The lawsuit seeks enjoinment of the acquisition of the Company by Merger Sub, direction to each member of the Board to exercise his fiduciary duties to obtain a transaction that is in the best interests of the holders of Shares or, rescission, to the extent already implemented, of the transactions contemplated by the Merger Agreement.  The lawsuit also seeks an award of the plaintiffs’ costs, including reasonable attorneys’ and experts’ fees.

The Company, the individual defendants and, to the Company’s knowledge, ORLEN Upstream and Merger Sub have not yet responded to the complaints. The Company and the individual defendants believe the plaintiff’s allegations in all of the cases are without merit and intend to contest these allegations vigorously.

Item 9.                     Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(E)	Press Release issued by the Company, dated October 29, 2015, announcing the commencement of the Offer.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FX Energy, Inc.

	By:	/s/ DAVID N. PIERCE
David N. Pierce
Chief Executive Officer

Dated: October 29, 2015

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